Goldman Sachs Funds

CORE℠ TAX-MANAGED EQUITY FUND

Annual Report December 31, 2001



Form 1040
Label
L A B E
(See instructions on page 18.)



Long-term

after-tax

growth of capital

Goldman Sachs

Market Overview

Dear Shareholder,

During the one-year reporting period, the overall U.S. equity market faltered, due in part to a weakening economy, declining corporate profits and the issues surrounding the September 11, 2001 terrorist attacks.

Economic Review

After a 10-year economic expansion — the longest in the country's history — growth in the U.S. rapidly declined throughout the year. In an attempt to prevent a recession, the Federal Reserve Board (the "Fed") lowered short-term interest rates on 11 separate occasions. By the end of December, the federal funds rate (the rate U.S. banks charge each other for overnight loans) had fallen 4.75% and stood at 1.75% — a 40 year low.

Despite the Fed's looser monetary policy, there was simply not enough demand for companies' products and services to drive the economy. In addition, the events of September 11 further shook the nation. By the fourth quarter, economists "officially" declared that the U.S. had entered a recession.

Market Review

The U.S. equity markets experienced a difficult 2001. Throughout the year, investors dealt with the abrupt slowdown in the U.S. economy and the resulting sluggish business environment. At the beginning of 2001, the market's weakness was, for the most part, concentrated in the technology sector. The drivers of the precipitous drop in many of this sector's issues were weakening end-market demand, significant inventory build-up and downward earnings revisions. However, as the economy's growth slowed even further, more industries began to report a slowdown in business, and investors sold stocks across the board.

By the end of the year, the broad market, as measured by the S&P 500 Index, fell 11.88% — its first back-to-back decline since 1973 and 1974. After plunging 39% in 2000, the technology-laden NASDAQ Composite Index fell another 21.05% in 2001. There were few areas of solace for equity investors. The Russell 1000 Growth Index declined 20.43%, while the Russell 1000 Value Index fell 5.59%. One of the few bright spots was the small-cap market, as the Russell 2000 was the only major index to post a gain during the year — rising a scant 2.49%.

As always, we appreciate your confidence and look forward to serving your investment needs in the future.

Sincerely,

David W. Blood
Head, Goldman Sachs Asset Management

January 11, 2002

What Differentiates Goldman Sachs CORE Tax Management Process?

In managing money for many of the world's wealthiest taxable investors, Goldman Sachs often constructs a diversified investment portfolio around a tax-managed core. With the Goldman Sachs CORE Tax-Managed Equity Fund, investors can access Goldman Sachs' tax-smart investment expertise while capitalizing on this same strategic approach to portfolio construction.

Goldman Sachs' CORE investment process is a disciplined quantitative approach that has been consistently applied since 1989. With this Fund, CORE is enhanced with an additional layer that seeks to maximize after-tax returns.

1	CORE STOCK SELECTION

Step 1: Quantitative Analysis

- Comprehensive
- Rigorous
- Objective

Step 2: Qualitative Analysis

- Extensive
- Fundamental
- Insightful

Advantage: Daily analysis of more than 3,000 U.S. equity securities using a proprietary model

2	CORE PORTFOLIO CONSTRUCTION

- Benchmark driven
- Sector and size neutral
- Tax optimized

Tax optimization is an additional layer that is built into the existing CORE investment process — **a distinct advantage.** While other managers may simply seek to minimize taxable distributions through a low turnover strategy, this extension of CORE seeks to maximize after-tax returns — **the true objective of every taxable investor.**

Advantage: Value added through stock selection -- not market timing, industry rotation or style bias

RESULT

- A fully invested, style –pure portfolio
- Broad access to the total U.S. equity market
- A consistent goal of maximizing after-tax risk-adjusted returns

Fund Basics

as of December 31, 2001

Assets Under Management

$144.4 Million

Number of Holdings

246

NASDAQ SYMBOLS

Class A Shares

GCTAX

Class B Shares

GCTBX

Class C Shares

GCTCX

Institutional Shares

GCTIX

Service Shares

GCTSX

PERFORMANCE REVIEW

January 1, 2001– December 31, 2001	Fund Total Return (based on NAV)[1]	Russell 3000 Index[2]
Class A	−11.03%	−11.46%
Class B	−11.78	−11.46
Class C	−11.85	−11.46
Institutional	−10.78	−11.46
Service	−11.15	−11.46

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell 3000 Index is an unmanaged index that measures the performance of the 3000 largest U.S. companies based on total market capitalization which represents approximately 98% of the investable U.S. equity market. Index figures do not reflect any fees or expenses. Investors cannot invest directly in the Index.

STANDARDIZED ANNUAL TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−15.93%	−16.19%	−12.73%	−10.78%	−11.15%
Since Inception (4/3/00)	−15.11	−14.99	−13.07	−12.02	−12.40

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A shares, the assumed deferred sales charge for Class B shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C shares (1% if redeemed within 12 months of purchase). Because Institutional and Service shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced.

TOP 10 HOLDINGS AS OF 12/31/01[4]

Holding	% of Total Net Assets	Line of Business
Citigroup, Inc.	3.1%	Banks
General Electric Co.	2.8	Financial Services
Johnson & Johnson	2.4	Medical Products
International Business Machines Corp.	2.1	Computer Software
Merck & Co., Inc.	1.9	Drugs
Microsoft Corp.	1.8	Computer Software
The Proctor & Gamble Co.	1.7	Home Products
Bank of America Corp.	1.6	Banks
Bristol-Myers Squibb Co.	1.6	Drugs
Exxon Mobil Corp.	1.6	Energy Resources

[4] The top 10 holdings may not be representative of the Fund's future investments.

STANDARDIZED AFTER-TAX PERFORMANCE AS OF 12/31/01

Class A Shares	One Year	Since Inception (4/3/00)
Returns before taxes	–15.93%	–15.11%
Returns after-taxes on distributions	–16.03	–15.18
Returns after-taxes on distributions and sale of Fund shares	–9.70	–11.97

As of December 1, 2001, the mutual fund industry is required to provide standardized after-tax performance in sales literature for funds that either include other forms of after-tax performance in their sales literature or portray themselves as being managed to limit the effect of taxes on performance. Above are standardized after-tax returns for the Goldman Sachs CORE Tax-Managed Equity Fund to which the new requirement applies.

Standardized after-tax returns assume reinvestment of all distributions at net asset value and reflect a maximum initial sales charge of 5.5% for Class A Shares. The returns are calculated using the historical highest individual federal marginal income tax rates (38.6% for ordinary income dividends and 20% for capital gain distributions) and do not reflect state or local taxes. The Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

Returns before-taxes *do not reflect taxes on distributions on the Fund's Class A Shares, nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.*

Returns after-taxes on distributions *assume that taxes are paid on distributions of the Fund's Class A Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Class A Shares at the end of the performance period.*

Returns after-taxes on distributions and sale of Fund shares *reflect taxes paid on distributions of the Fund's Class A Shares and taxes applicable when the investment is redeemed (sold) by you.*

Performance Overview

Dear Shareholder,

We are pleased to report on the performance of the Goldman Sachs CORE Tax-Managed Equity Fund during the one-year reporting period that ended December 31, 2001.

Performance Review

For the one-year period that ended December 31, 2001, the Fund's Class A, B, C, Institutional and Service shares generated total cumulative returns, without sales charges, of –11.03%, –11.78%, –11.85%, –10.78% and –11.15%, respectively. These figures compared to the –11.46% total cumulative return of the Fund's benchmark, the Russell 3000 Index (the "Index").

As these returns indicate, it has been a difficult period in the financial markets. The country's first economic recession in a decade, falling corporate profits and the September 11 terrorist attack were just a few of the issues that adversely affected the markets and the Fund's performance.

The CORE strategy is a well-defined investment process that has historically provided consistent, risk-managed performance. We seek to buy stocks that are attractively valued and favored by fundamental research analysts, have experienced good momentum and are more stable. The diversification of our models typically adds value, because when one theme doesn't work, others usually do. For example, when momentum stocks underperform, value stocks typically advance more than average. Portfolios are constructed taking into account stocks' risk characteristics as well as their expected returns.

Of the CORE themes, Profitability, which favors companies with sound fundamentals such as high profit margins and good operating efficiency, was the biggest positive contributor to excess returns for the year. Valuation also had a good run, contributing positively to excess returns in three out of the four quarters. Though Momentum was up in the second and third quarters, its struggles in the first and fourth quarters caused it to be the biggest detractor from excess returns for the year. Fundamental Research also was down for the year, while Earnings Quality ended essentially flat.

Stock selection was a positive contributor in eight of the 13 sectors that make up the Index, especially in the Consumer Services and Energy sectors. The Fund lagged the benchmark most notably in the Technology sector.

Portfolio Positioning

The CORE Tax-Managed Equity Fund seeks to provide investors with a tax-efficient means for maintaining broadly diversified exposure to the entire U.S. equity market. The Index covers the range from large cap to small cap. In managing the CORE products, we do not take size or sector bets. Rather we seek to add value versus the Fund's benchmark by individual stock selection. Our quantitative process seeks out stocks with good momentum and high expected growth that also appear to be good values (relative to other stocks in the same industry). We prefer stocks favored by fundamental research analysts and less volatile stocks with lower-than-average probability of reporting disappointing earnings. Our portfolio construction process integrates tax considerations into investment decisions with the goal of maximizing after-tax return.

Portfolio Highlights

The Fund's best relative performers were in the Energy and Consumer Services sectors. Some examples of particularly strong holdings included:

- **Energy holdings —** Ultramar Diamond Shamrock Corp. (up 62.7%), Tosco Corp (up 38.2%), and Marathon Oil Company (up 11.6%).
- **Consumer Services stocks —** Polaris Industries (up 48.6%), International Game Technology (up 42.3%), and Harley-Davidson (up 36.9%).

Outlook

Looking ahead, we continue to believe that cheaper stocks should outpace more expensive ones and good momentum stocks should do better than poor momentum stocks. We also prefer names favored by fundamental research analysts, with strong profit margins and sustainable earnings. As such, we anticipate remaining fully invested and expect that the value we add over time will be due to stock selection, as opposed to sector or size allocations.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York
January 11, 2002

Performance Summary

December 31, 2001

The following graph shows the value as of December 31, 2001, of a $10,000 investment made on April 3, 2000 (commencement of operations) in Class A Shares (with the maximum sales charge of 5.5%) of the Goldman Sachs CORE Tax-Managed Equity Fund. For comparative purposes, the performance of the Fund's benchmark (Russell 3000 Index), with dividends reinvested, is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay or Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A due to differences in fees and sales loads.

CORE Tax-Managed Equity Fund's Lifetime Performance

Growth of a $10,000 Investment, with dividends reinvested, from April 3, 2000 to December 31, 2001.



Average Annual Total Return through December 31, 2001	Since Inception	One Year
Class A (commenced April 3, 2000)		
Excluding sales charges	–12.33%	–11.03%
Including sales charges	–15.11%	–15.93%
Class B (commenced April 3, 2000)		
Excluding contingent deferred sales charges	–12.98%	–11.78%
Including contingent deferred sales charges	–14.99%	–16.19%
Class C (commenced April 3, 2000)		
Excluding contingent deferred sales charges	–13.07%	–11.85%
Including contingent deferred sales charges	–13.07%	–12.73%
Institutional Class (commenced April 3, 2000)	–12.02%	–10.78%
Service Class (commenced April 3, 2000)	–12.40%	–11.15%

Statement of Investments

December 31, 2001

Shares	Description	Value
Common Stocks – 99.4%		
Airlines – 0.3%		
16,700	Delta Air Lines, Inc.	$ 488,642
Apparel – 0.5%		
12,700	NIKE, Inc. Class B	714,248
Banks – 9.9%		
37,500	Bank of America Corp.	2,360,625
11,500	Bank One Corp.	449,075
4,251	BB&T Corp.	153,504
5,400	Charter One Financial, Inc.	146,610
87,934	Citigroup, Inc.	4,438,908
12,100	Commerce Bancorp, Inc.	476,014
2,600	Corus Bankshares, Inc.	118,040
11,600	FleetBoston Financial Corp.	423,400
5,100	Greater Bay Bancorp	145,758
55,320	J.P. Morgan Chase & Co.	2,010,882
21,000	KeyCorp.	511,140
8,800	Marshall & Ilsley Corp.	556,864
25,200	State Street Corp.	1,316,700
2,300	SunTrust Banks, Inc.	144,210
11,500	Union Planters Corp.	518,995
16,600	Wachovia Corp.	520,576
		14,291,301
Chemicals – 2.1%		
7,500	Ashland, Inc.	345,600
5,100	Brady Corp.	186,660
5,500	Cabot Corp.	196,350
8,000	Engelhard Corp.	221,440
4,900	Monsanto Co.	165,620
5,200	Rogers Corp.*	157,560
2,900	Sigma-Aldrich Corp.	114,289
23,200	The Dow Chemical Co.	783,696
15,000	The Scotts Co.*	714,000
3,800	The Valspar Corp.	150,480
		3,035,695
Computer Hardware – 3.5%		
7,000	Apple Computer, Inc.*	153,300
34,500	Cisco Systems, Inc.*	624,795
23,000	Compaq Computer Corp.	224,480
60,500	Dell Computer Corp.*	1,644,390
63,800	Hewlett-Packard Co.	1,310,452
39,100	Ingram Micro, Inc.*	677,212
6,800	Storage Technology Corp.*	140,556
7,500	Tech Data Corp.*	324,600
		5,099,785
Computer Software – 5.9%		
12,800	Activision, Inc.*	332,928
6,300	Cadence Design Systems, Inc.*	138,096
4,200	Computer Associates International, Inc.	144,858
24,600	International Business Machines Corp.	2,975,616
2,600	Intuit, Inc.*	111,176
39,800	Microsoft Corp.*	2,637,546

Shares	Description	Value
Common Stocks – (continued)		
Computer Software – (continued)		
18,600	NCR Corp.*	$ 685,596
600	Network Associates, Inc.*	15,510
93,200	Oracle Corp.*	1,287,092
3,600	Symantec Corp.*	238,788
		8,567,206
Construction – 1.0%		
5,300	Butler Manufacturing Co.	146,810
11,700	EMCOR Group, Inc.*	531,180
8,000	Lennar Corp.	374,560
2,200	NVR, Inc.*	448,800
		1,501,350
Consumer Durables – 0.3%		
2,700	Mohawk Industries, Inc.*	148,176
5,300	The Toro Co.	238,500
		386,676
Defense/Aerospace – 1.3%		
27,900	Honeywell International, Inc.	943,578
4,700	ITT Industries, Inc.	237,350
13,800	Lockheed Martin Corp.	644,046
		1,824,974
Department Stores – 2.4%		
8,000	Costco Wholesale Corp.*	355,040
7,200	Family Dollar Stores, Inc.	215,856
20,300	J. C. Penney Co., Inc.	546,070
12,100	Target Corp.	496,705
31,700	Wal-Mart Stores, Inc.	1,824,335
		3,438,006
Drugs – 9.8%		
16,400	Allergan, Inc.	1,230,820
2,719	AmerisourceBergen Corp.	172,792
32,300	Amgen, Inc.*	1,823,012
45,700	Bristol-Myers Squibb Co.	2,330,700
12,302	Cardinal Health, Inc.	795,447
7,300	Chiron Corp.*	320,032
5,100	Diagnostic Products Corp.	224,145
1,745	Elan Corp. PLC ADR*	78,630
4,500	Forest Laboratories, Inc.*	368,775
2,700	Genentech, Inc.*	146,475
33,300	McKesson Corp.	1,245,420
46,600	Merck & Co., Inc.	2,740,080
56,900	Pfizer, Inc.	2,267,465
11,300	Priority Healthcare Corp. Class B*	397,647
		14,141,440
Electrical Equipment – 1.8%		
4,600	Amphenol Corp.*	221,030
13,200	Anixter International, Inc.*	382,932
8,100	Benchmark Electronics, Inc.*	153,576
2,500	Cabot Microelectronics Corp.*	198,125
2,400	L-3 Communications Holdings, Inc.*	216,000

Statement of Investments (continued)

December 31, 2001

Shares	Description	Value
Common Stocks – (continued)		
Electrical Equipment – (continued)		
78,500	Motorola, Inc.	$ 1,179,070
4,500	PerkinElmer, Inc.	157,590
4,900	Varian, Inc.*	158,956
		2,667,279
Electrical Utilities – 3.3%		
7,400	Allegheny Energy, Inc.	268,028
33,500	Duke Energy Corp.	1,315,210
6,100	Dynegy, Inc.	155,550
26,700	Entergy Corp.	1,044,237
3,112	Exelon Corp.	149,003
19,600	Mirant Corp.*	313,992
25,200	PG&E Corp.	484,848
3,600	Pinnacle West Capital Corp.	150,660
19,200	Reliant Energy, Inc.	509,184
13,400	Xcel Energy, Inc.	371,716
		4,762,428
Electronic Manufacturing Services – 0.4%		
27,608	Sanmina-SCI Corp.*	549,399
Energy Resources – 3.0%		
15,800	Anadarko Petroleum Corp.	898,230
1,665	ChevronTexaco Corp.	149,200
8,400	Conoco, Inc.	237,720
59,300	Exxon Mobil Corp.	2,330,490
4,200	Mitchell Energy & Development Corp.	223,860
5,600	Occidental Petroleum Corp.	148,568
4,680	Phillips Petroleum Co.	282,017
		4,270,085
Entertainment – 1.4%		
47,100	AOL Time Warner, Inc.*	1,511,910
8,800	Viacom, Inc. Class B*	388,520
9,400	World Wrestling Federation Entertainment, Inc.*	123,610
		2,024,040
Environmental Services – 0.2%		
9,600	Waste Management, Inc.	306,336
Equity REIT – 1.0%		
8,800	AvalonBay Communities, Inc.	416,328
20,600	Equity Office Properties Trust	619,648
9,500	ProLogis Trust	204,345
6,500	Public Storage, Inc.	217,100
		1,457,421
Financial Services – 4.2%		
3,400	Countrywide Credit Industries, Inc.	139,298
19,000	Federal Home Loan Mortgage Corp.	1,242,600
2,800	Federal National Mortgage Assoc.	222,600
100,700	General Electric Co.	4,036,056
8,900	H&R Block, Inc.	397,830
		6,038,384

Shares	Description	Value
Common Stocks – (continued)		
Food & Beverage – 2.2%		
11,200	Archer-Daniels-Midland Co.	$ 160,720
7,300	Fleming Cos., Inc.	135,050
6,600	Interstate Bakeries Corp.	159,588
4,300	PepsiCo, Inc.	209,367
4,900	Performance Food Group Co.*	172,333
6,500	Sara Lee Corp.	144,495
6,400	SYSCO Corp.	167,808
34,200	The Coca-Cola Co.	1,612,530
19,200	The Pepsi Bottling Group, Inc.	451,200
233	Tyson Foods, Inc.	2,691
		3,215,782
Forest – 1.0%		
4,700	Boise Cascade Corp.	159,847
5,400	Chesapeake Corp.	150,174
28,300	Georgia-Pacific Corp.	781,363
9,800	Pactiv Corp.*	173,950
2,300	Weyerhaeuser Co.	124,384
		1,389,718
Gas Utilities – 0.3%		
15,000	UtiliCorp United, Inc.	377,550
Grocery – 0.2%		
9,500	Albertson's, Inc.	299,155
Heavy Electrical – 0.1%		
2,800	Woodward Governor Co.	163,100
Home Products – 2.7%		
25,800	Colgate-Palmolive Co.	1,489,950
30,100	The Procter & Gamble Co.	2,381,813
		3,871,763
Hotels – 0.1%		
5,500	Crestline Capital Corp.*	170,830
Industrial Parts – 2.1%		
3,900	Graco, Inc.	152,295
14,000	Hughes Supply, Inc.	432,180
11,400	Textron, Inc.	472,644
7,200	The Shaw Group, Inc.*	169,200
19,022	Tyco International Ltd.	1,120,396
13,600	W.W. Grainger, Inc.	652,800
		2,999,515
Industrial Services – 0.2%		
10,600	Robert Half International, Inc.*	283,020
Information Services – 3.2%		
3,300	Affiliated Computer Services, Inc.*	350,229
2,550	BARRA, Inc.*	120,080
4,800	CACI International, Inc.*	189,528
7,200	Computer Sciences Corp.*	352,656
21,500	Electronic Data Systems Corp.	1,473,825
11,900	First Data Corp.	933,555
45,000	IMS Health, Inc.	877,950

Shares	Description	Value
Common Stocks – (continued)		
Information Services – (continued)		
3,700	Moody's Corp.	$ 147,482
4,200	PEC Solutions, Inc.*	157,962
		4,603,267
Internet – 1.1%		
5,800	Hotel Reservations Network, Inc.*	266,800
24,100	QUALCOMM, Inc.*	1,217,050
1,000	Retek, Inc.*	29,870
35,900	Safeguard Scientifics, Inc.*	125,650
		1,639,370
Leisure – 1.5%		
7,700	Callaway Golf Co.	147,455
18,400	Harley-Davidson, Inc.	999,304
3,800	International Game Technology*	259,540
8,200	Polaris Industries, Inc.	473,550
19,500	Six Flags, Inc.*	299,910
		2,179,759
Life Insurance – 1.5%		
17,100	Lincoln National Corp.	830,547
4,700	MetLife, Inc.	148,896
26,700	Nationwide Financial Services, Inc.	1,106,982
2,400	StanCorp Financial Group, Inc.	113,400
		2,199,825
Media – 1.8%		
29,000	Clear Channel Communications, Inc.*	1,476,390
10,300	General Motors Corp. Class H	159,135
33,800	Liberty Media Corp.*	473,200
6,200	PanAmSat Corp.*	135,656
12,000	Westwood One, Inc.*	360,600
		2,604,981
Medical Products – 4.8%		
39,500	Abbott Laboratories	2,202,125
8,900	Baxter International, Inc.	477,307
14,400	Henry Schein, Inc.*	533,232
58,100	Johnson & Johnson	3,433,710
4,300	Patterson Dental Co.*	175,999
2,500	Stryker Corp.	145,925
		6,968,298
Medical Providers – 1.2%		
14,100	Humana, Inc.*	166,239
8,600	PacifiCare Health Systems, Inc.*	137,600
5,500	Rightchoice Managed Care, Inc.*	384,945
13,800	UnitedHealth Group, Inc.	976,626
		1,665,410
Mining – 0.6%		
3,000	Ball Corp.	212,100
12,200	Cleveland-Cliffs, Inc.	223,260

Shares	Description	Value
Common Stocks – (continued)		
Mining – (continued)		
9,300	Inco Ltd.*	$ 157,542
12,200	Massey Energy Co.	252,906
		845,808
Motor Vehicle – 2.0%		
3,100	Danaher Corp.	186,961
29,800	General Motors Corp.	1,448,280
14,700	Johnson Controls, Inc.	1,187,025
		2,822,266
Oil Refining – 0.6%		
3,800	Sunoco, Inc.	141,892
1,200	Ultramar Diamond Shamrock Corp.	59,376
15,600	Valero Energy Corp.	594,672
		795,940
Oil Services – 1.1%		
28,100	El Paso Corp.	1,253,541
30,900	Halliburton Co.	404,790
		1,658,331
Property Insurance – 2.7%		
9,500	Allmerica Financial Corp.	423,225
15,960	American International Group, Inc.	1,267,224
2,000	American National Insurance Co.	168,200
10,000	Cincinnati Financial Corp.	381,500
11,500	CNA Financial Corp.*	335,455
1,430	Fidelity National Financial, Inc.	35,464
8,100	First American Corp.	151,794
21,000	Loews Corp.	1,162,980
		3,925,842
Publishing – 0.7%		
9,000	Deluxe Corp.	374,220
2,900	Pulitzer, Inc.	147,900
3,100	Scholastic Corp.*	156,023
13,000	The Reader's Digest Association, Inc.	300,040
		978,183
Railroads – 0.6%		
19,000	CSX Corp.	665,950
10,000	Kansas City Southern Industries, Inc.*	141,300
		807,250
Restaurants – 0.0%		
2,400	Brinker International, Inc.*	71,424
Securities/Asset Management – 2.8%		
4,000	BlackRock, Inc.*	166,800
10,800	John Hancock Financial Services, Inc.	446,040
5,000	Lehman Brothers Holdings, Inc.	334,000
19,500	Morgan Stanley	1,090,830
8,900	SEI Investments Co.	401,479

Statement of Investments (continued)

December 31, 2001

Shares	Description	Value
Common Stocks – (continued)		
Securities/Asset Management – (continued)		
19,700	The Bear Stearns Cos., Inc.	$ 1,155,208
31,800	The Charles Schwab Corp.	491,946
		4,086,303
Semiconductors – 2.9%		
19,000	Arrow Electronics, Inc.*	568,100
39,800	Avnet, Inc.	1,013,706
6,600	ESS Technology, Inc.	140,316
10,000	Fairchild Semiconductor Corp.*	282,000
63,000	Intel Corp.	1,981,350
4,000	Maxim Integrated Products, Inc.*	210,040
		4,195,512
Specialty Retail – 2.7%		
12,000	AutoNation, Inc.*	147,960
8,300	AutoZone, Inc.*	595,940
6,900	Bed Bath & Beyond, Inc.*	233,910
17,100	Best Buy Co., Inc.*	1,273,608
5,000	Lowes Co., Inc.	232,050
8,300	Office Depot, Inc.*	153,882
21,100	The Home Depot, Inc.	1,076,311
5,600	Toys ''R'' Us, Inc.*	116,144
		3,829,805
Telecommunications Equipment – 0.5%		
32,600	Corning, Inc.	290,792
17,500	Scientific-Atlanta, Inc.	418,950
		709,742
Telephone – 3.3%		
44,900	AT&T Corp.	814,486
13,000	CenturyTel, Inc.	426,400
28,700	Level 3 Communications, Inc.*	143,500
7,800	Metro One Telecommunications, Inc.*	235,950
21,400	SBC Communications, Inc.	838,238
8,200	Sprint Corp.	164,656
12,300	Verizon Communications, Inc.	583,758

Shares	Description	Value
Common Stocks – (continued)		
Telephone – (continued)		
2,537	WorldCom, Inc.-MCI Group	$ 32,220
109,337	WorldCom, Inc.-WorldCom Group	1,539,465
		4,778,673
Thrifts – 0.0%		
700	Dime Bancorp, Inc.	25,256
Tobacco – 0.9%		
4,800	Philip Morris Cos., Inc.	220,080
17,800	R.J. Reynolds Tobacco Holdings, Inc.	1,002,140
2,300	Universal Corp.	83,743
		1,305,963
Truck Freight – 0.3%		
7,700	United Parcel Service, Inc. Class B	419,650
Wireless – 1.4%		
2,500	ALLTEL Corp.	154,325
89,879	AT&T Wireless Services, Inc.*	1,291,561
4,600	Telephone & Data Systems, Inc.	412,850
3,300	United States Cellular Corp.*	149,325
		2,008,061
TOTAL COMMON STOCKS **(Cost $134,254,528)**		$143,460,047
TOTAL INVESTMENTS **(Cost $134,254,528)**		$143,460,047

* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Statement of Assets and Liabilities

December 31, 2001

Assets:	
Investment in securities, at value (identified cost $134,254,528)	$143,460,047
Cash[a]	2,215,000
Receivables:	
Fund shares sold	443,060
Investment securities sold	227,621
Dividends and interest	153,931
Other assets	623
Total assets	146,500,282

Liabilities:	
Due to Custodian	1,236,037
Payables:	
Fund shares repurchased	607,554
Amounts owed to affiliates	236,696
Variation Margin	7,575
Accrued expenses and other liabilities	60,608
Total liabilities	2,148,470

Net Assets:	
Paid-in capital	171,664,685
Accumulated net realized loss on investment transactions	(36,514,564)
Net unrealized gain on investments	9,201,691
NET ASSETS	$144,351,812
Net asset value, offering and redemption price per share:[b]	
Class A	$7.92
Class B	$7.84
Class C	$7.82
Institutional	$7.96
Service	$7.90
Shares outstanding:	
Class A	7,945,370
Class B	4,808,008
Class C	4,229,106
Institutional	1,247,470
Service	91,527
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	18,321,481

(a) Includes restricted cash of $2,215,000 relating to initial margin requirements on futures transactions.

(b) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares is $8.38. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Statement of Operations

For the Year Ended December 31, 2001

Investment income:	
Dividends[a]	$ 1,645,592
Interest	95,420
Total income	1,741,012

Expenses:	
Management fees	1,043,344
Distribution and Service fees[b]	833,779
Transfer Agent fees[c]	250,153
Custodian fees	126,971
Registration fees	71,227
Professional fees	43,115
Trustee fees	9,443
Service Share fees	3,804
Other	116,889
Total expenses	2,498,725
Less — expense reductions	(292,525)
Net expenses	2,206,200
NET INVESTMENT LOSS	(465,188)

Realized and unrealized gain (loss) on investment and futures transactions:	
Net realized loss from:	
Investment transactions	(22,633,875)
Futures transactions	(616,984)
Net change in unrealized gain (loss) on:	
Investments	7,100,361
Futures	(6,073)
Net realized and unrealized loss on investment and futures transactions	(16,156,571)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(16,621,759)

(a) Foreign taxes withheld on dividends were $1,690.
(b) Class A, Class B and Class C had Distribution and Service fees of $154,314, $360,082 and $319,383, respectively.
(c) Class A, Class B, Class C, Institutional Class and Service Class had Transfer Agent fees of $117,278, $68,416, $60,683, $3,472 and $304, respectively.

Statement of Changes in Net Assets

For the Year Ended December 31, 2001

From operations:	
Net investment loss	$ (465,188)
Net realized loss on investment and futures transactions	(23,250,859)
Net change in unrealized gain on investments and futures	7,094,288
Net decrease in net assets resulting from operations	(16,621,759)

Distributions to shareholders:	
From net investment income	
Class A Shares	(198,841)
Class B Shares	(14,075)
Class C Shares	(34,216)
Institutional Shares	(42,111)
Service Shares	(3,130)
Total distributions to shareholders	(292,373)

From share transactions:	
Proceeds from sales of shares	71,948,539
Reinvestment of dividends and distributions	241,129
Cost of shares repurchased	(47,817,377)
Net increase in net assets resulting from share transactions	24,372,291
TOTAL INCREASE	7,458,159

Net assets:	
Beginning of year	136,893,653
End of year	$144,351,812
Undistributed net investment income	$ —

Statement of Changes in Net Assets

For the Period Ended December 31, 2000[a]

From operations:	
Net investment income	$ 240,435
Net realized loss on investment, futures and foreign currency related transactions	(13,284,803)
Net change in unrealized gain on investments, futures and translation of assets and liabilities denominated in foreign currencies	2,107,403
Net decrease in net assets resulting from operations	(10,936,965)

From share transactions:	
Proceeds from sales of shares	166,828,077
Cost of shares repurchased	(18,997,459)
Net increase in net assets resulting from share transactions	147,830,618
TOTAL INCREASE	136,893,653

Net assets:	
Beginning of period	—
End of period	$136,893,653
Undistributed net investment income	$ 291,963

(a) Commencement of operations was April 3, 2000.

Notes to Financial Statements

December 31, 2001

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs CORE Tax-Managed Equity Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost. Securities for which quotations are not readily available are valued at fair value using methods approved by the Trust's Board of Trustees.

B. Securities Transactions and Investment Income — Securities transactions are recorded as of the trade date. Realized gains and losses on sales of investments are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes where applicable. Interest income is determined on the basis of interest accrued, premium amortized and discount earned.

Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Income and capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in-capital, depending on the type of book/tax differences that may exist.

Notes to Financial Statements (continued)

December 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

D. Expenses — Expenses incurred by the Trust which do not specifically relate to an individual fund of the Trust are allocated to the funds on a straight-line or pro-rata basis depending upon the nature of the expense.

Class A, Class B and Class C shareholders of the Fund bear all expenses and fees relating to their respective Distribution and Service Plans. Each class of shares separately bears its respective class-specific Transfer Agency fees. Shareholders of Service Shares bear all expenses and fees paid to service organizations.

E. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians.

F. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

3. AGREEMENTS

Pursuant to the Investment Management Agreement (''the Agreement'') Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Fund. Under the Agreement, GSAM, subject to the general supervision of the Trust's Board of Trustees, manages the Fund's portfolio. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.75% of the average daily net assets of the Fund.

Goldman Sachs has voluntarily agreed to limit ''Other Expenses'' for the Fund (excluding Management fees, Service Share fees, Distribution and Service fees, Transfer Agent fees and expenses, litigation and indemnification costs, taxes, interest, brokerage commissions, and extraordinary expenses) to the extent such expenses exceed 0.05% of the average daily net assets of the Fund. For the year ended December 31, 2001, GSAM reimbursed approximately $291,000. In addition, the Fund has entered into certain expense offset arrangements with the custodian resulting in a reduction in the Fund's expenses. For the year ended December 31, 2001, the Custody fees were reduced by approximately $2,000 under such arrangements.

Goldman Sachs serves as the Distributor of shares of the Fund pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges and has advised the Fund that it retained approximately $110,000 for the year ended December 31, 2001.

The Trust, on behalf of the Fund, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution and shareholder maintenance services equal, on an annual basis, to 0.25%, 1.00% and 1.00% of the average daily net assets attributable to Class A, Class B and Class C Shares, respectively.

3. AGREEMENTS (continued)

The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis), of the average daily net asset value of the Service Shares.

Goldman Sachs also serves as the Transfer Agent of the Fund for a fee. Fees charged for such Transfer Agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

At December 31, 2001, the Fund owed approximately $141,000, $74,000 and $22,000 for Management, Distribution and Service and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the year ended December 31, 2001, were $162,317,559 and $137,765,238, respectively.

For the year ended December 31, 2001, Goldman Sachs earned approximately $2,000 of brokerage commissions from portfolio transactions including futures transactions executed on behalf of the Fund.

Futures Contracts — The Fund may enter into futures transactions to hedge against changes in interest rates, securities prices, or seek to increase total return. Upon entering into a futures contract, the Fund is required to deposit with a broker an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange.

Subsequent payments for futures contracts (''variation margin'') are paid or received by the Fund daily, dependent on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Fund realizes a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involves, to varying degrees, elements of market and counterparty risk which may exceed the amounts recognized in the Statement of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Fund's strategies and potentially result in a loss.

At December 31, 2001, the following futures contracts were open:

Type	Number of Contracts Long	Settlement Month	Market Value	Unrealized Loss
S&P 500 Index	3	March 2002	$861,900	$(3,828)

5. JOINT REPURCHASE AGREEMENT ACCOUNT

The Fund, together with other registered investment companies having management agreements with GSAM or its affiliates, transfers uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At December 31, 2001, the Fund did not participate in the repurchase agreement.

Notes to Financial Statements (continued)

December 31, 2001

6. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Fund based on the amount of the commitment which has not been utilized. During the year ended December 31, 2001, the Fund did not have any borrowings under this facility.

7. DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during the fiscal year ended December 31, 2001 was as follows:

Distributions paid from:	
Ordinary income	$292,373
Net long-term Capital Gains	—
Total taxable distributions	$292,373
Tax Return of Capital	—

As of December 31, 2001, the components of accumulated earnings (losses) on a tax basis were as follows:

Undistributed Ordinary Income — net	$ (5)
Undistributed long-term capital gains	—
Total undistributed earnings	$ (5)
Capital loss carryforward	(36,008,375)
Timing differences (i.e., Post-October losses)	(62,476)
Unrealized gains (losses) — net	8,757,983
Total accumulated losses — net	$(27,312,873)
Capital loss carryforward years of expiration	2008-2009

At December 31, 2001, the Fund's aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

Tax Cost	$134,702,064
Gross unrealized gain	12,726,141
Gross unrealized loss	(3,968,158)
Net unrealized security gain	$ 8,757,983

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

8. CERTAIN RECLASSIFICATIONS

In accordance with AICPA Statement of Position 93-2, the Fund reclassified $21,118 from undistributed net investment income to accumulated net realized loss on investment transactions and $486,711 from paid-in capital to undistributed net investment income. These reclassifications have no impact on the net asset value of the Fund and are designed to present the Fund's capital accounts on a tax basis. Reclassifications result primarily from the difference in the tax treatment of net operating losses.

Notes to Financial Statements (continued)

December 31, 2001

9. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Year Ended December 31, 2001	
	Shares	Dollars
Class A Shares		
Shares sold	3,627,402	$ 29,735,792
Reinvestment of dividends and distributions	23,357	182,180
Shares repurchased	(2,916,170)	(24,029,823)
	734,589	5,888,149
Class B Shares		
Shares sold	1,767,111	14,305,232
Reinvestment of dividends and distributions	1,550	11,983
Shares repurchased	(845,396)	(6,620,211)
	923,265	7,697,004
Class C Shares		
Shares sold	2,388,966	19,564,209
Reinvestment of dividends and distributions	3,613	27,858
Shares repurchased	(1,052,201)	(8,159,810)
	1,340,378	11,432,257
Institutional Shares		
Shares sold	947,205	7,898,306
Reinvestment of dividends and distributions	2,434	19,108
Shares repurchased	(1,017,581)	(8,846,563)
	(67,942)	(929,149)
Service Shares		
Shares sold	51,721	445,000
Reinvestment of dividends and distributions	—	—
Shares repurchased	(19,861)	(160,970)
	31,860	284,030
NET INCREASE	2,962,150	$ 24,372,291

9. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity is as follows:

	For the Year Ended December 31, 2001(a)	
	Shares	Dollars
Class A Shares		
Shares sold	7,605,643	$ 72,622,224
Reinvestment of dividends and distributions	—	—
Shares repurchased	(394,862)	(3,615,932)
	7,210,781	69,006,292
Class B Shares		
Shares sold	4,027,788	38,690,283
Reinvestment of dividends and distributions	—	—
Shares repurchased	(143,045)	(1,331,151)
	3,884,743	37,359,132
Class C Shares		
Shares sold	3,180,745	30,668,307
Reinvestment of dividends and distributions	—	—
Shares repurchased	(292,017)	(2,692,446)
	2,888,728	27,975,861
Institutional Shares		
Shares sold	2,457,043	24,301,763
Reinvestment of dividends and distributions	—	—
Shares repurchased	(1,141,631)	(11,357,930)
	1,315,412	12,943,833
Service Shares		
Shares sold	59,667	545,500
Reinvestment of dividends and distributions	—	—
Shares repurchased	—	—
	59,667	545,500
NET INCREASE	15,359,331	$147,830,618

(a) Commencement of operations was April 3, 2000 for all share classes.

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Net investment income (loss)[(c)]	Net realized and unrealized loss	Total from investment operations	From net investment income	Net asset value, end of period
		Income (loss) from investment operations			**Distributions to shareholders**	
FOR THE YEAR ENDED DECEMBER 31,						
2001 - Class A Shares	$ 8.93	$ —	$(0.99)	$(0.99)	$ (0.02)	$7.92
2001 - Class B Shares	8.89	(0.06)	(0.99)	(1.05)	—	7.84
2001 - Class C Shares	8.88	(0.06)	(0.99)	(1.05)	(0.01)	7.82
2001 - Institutional Shares	8.96	0.03	(1.00)	(0.97)	(0.03)	7.96
2001 - Service Shares	8.93	(0.01)	(0.99)	(1.00)	(0.03)	7.90
FOR THE PERIOD ENDED DECEMBER 31,						
2000 - Class A Shares (commenced April 3)	10.00	0.04	(1.11)	(1.07)	—	8.93
2000 - Class B Shares (commenced April 3)	10.00	—	(1.11)	(1.11)	—	8.89
2000 - Class C Shares (commenced April 3)	10.00	—	(1.12)	(1.12)	—	8.88
2000 - Institutional Shares (commenced April 3)	10.00	0.13	(1.17)	(1.04)	—	8.96
2000 - Service Shares (commenced April 3)	10.00	0.06	(1.13)	(1.07)	—	8.93

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than a full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

| Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
				Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
(11.03)%	$62,896	1.24%	—%	1.45%	(0.20)%	102%
(11.78)	37,711	1.99	(0.74)	2.20	(0.95)	102
(11.85)	33,089	1.99	(0.74)	2.20	(0.95)	102
(10.78)	9,933	0.84	0.42	1.05	0.21	102
(11.15)	723	1.34	(0.09)	1.55	(0.30)	102
(10.70)	64,396	1.24[b]	0.63[b]	2.03[b]	(0.16)[b]	77
(11.10)	34,538	1.99[b]	(0.03)[b]	2.78[b]	(0.82)[b]	77
(11.20)	25,640	1.99[b]	(0.05)[b]	2.78[b]	(0.84)[b]	77
(10.40)	11,787	0.84[b]	1.87[b]	1.63[b]	1.08[b]	77
(10.70)	533	1.34[b]	0.94[b]	2.13[b]	0.15[b]	77

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Trustees
Goldman Sachs Trust

We have audited the accompanying statement of assets and liabilities of Goldman Sachs CORE Tax-Managed Equity Fund (one of the funds comprising the Goldman Sachs Trust) (the ''Fund''), including the statement of investments, as of December 31, 2001, the related statement of operations for the year then ended and the statement of changes in net assets and the financial highlights for each of the two periods in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2001 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Goldman Sachs CORE Tax-Managed Equity Fund at December 31, 2001, the results of its operations, the changes in its net assets, and the financial highlights for the periods indicated above, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 5, 2002

Trustees and Officers (Unaudited)
Independent Trustees

Name, Address and Age[1]	Position(s) Held with Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 59	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998 to present); Executive Vice President—Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Senior Vice President of Scott Paper Company (until June 1994); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors—III and IV (since November 1998); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000). Chairman of the Board and Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Patrick T. Harker Age: 43	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000); UPS Transportation Professor for the Private Sector, Professor of Systems Engineering and Chairman of Systems Engineering, School of Engineering and Applied Science, University of Pennsylvania (prior thereto). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Mary P. McPherson Age: 66	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); President of Bryn Mawr College (1978-1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986-1998); Director, Dayton Hudson Corporation (general retailing merchandising) (1988-1997); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Wilma J. Smelcer Age: 52	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); Chief Administrative Officer, Bank of America, Illinois (1996-1997); Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Richard P. Strubel Age: 62	Trustee	Since 1987	President, COO and Director, Unext Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999); Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (1990-1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (57 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
***David B. Ford** Age: 55	Trustee	Since 1994	Advisory Director, Goldman Sachs (since December 2001); Director, Goldman Sachs Princeton, LLC (formerly, Commodities Corp. LLC) (futures and commodities traders) (April 1997-December 2001); Managing Director, J. Aron & Company (commodity dealer and risk management adviser) (November 1996-December 2001); Managing Director, Goldman Sachs Investment Management Division (November 1996-December 2001); Chief Executive Officer and Director, CIN Management (investment adviser) (August 1996-December 2001); Chief Executive Officer and Managing Director and Director, Goldman Sachs Asset Management International (November 1995 and December 1994, respectively to December 2001); Co-Head, Goldman Sachs Asset Management (November 1995-December 2001); Co-Head and Director, Goldman Sachs Funds Management, L.P. (November 1995 and December 1994, respectively to December 2001); and Chairman and Director, Goldman Sachs Asset Management Japan Limited (November 1994-December 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
***Alan A. Shuch** Age: 52	Trustee	Since 1990	Advisory Director, Goldman Sachs Asset Management (since May 1999); Limited Partner, Goldman Sachs (prior to May 1999); General Partner, Goldman Sachs (prior to December 1994); President and Chief Operating Officer, Goldman Sachs Asset Management (prior to December 1994); and Consultant, Goldman Sachs Asset Management (since December 1994). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
***Kaysie P. Uniacke** Age: 40	Trustee & Assistant Secretary	Since 2001 Since 1997	Managing Director, Goldman Sachs Asset Management (since 1997); and Vice President and Senior Fund Manager, Goldman Sachs Asset Management (1988 to 1997). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None

* *These persons are considered to be "Interested Trustees" because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.*

[1] *Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.*

[2] *The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.*

[3] *Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date a Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) in accordance with the current resolutions of the Board of Trustees (which may be changed by the Trustees without shareholder vote) after the Trustee attains the age of 72 years; or (d) the Trust terminates.*

[4] *The Goldman Sachs Mutual Fund Complex consists of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2001, Goldman Sachs Trust consisted of 60 portfolios, including the Fund described in this Report, and Goldman Sachs Variable Insurance Trust consisted of 9 portfolios.*

[5] *This column includes only directorships of companies required to report to the SEC under the Securities and Exchange Act of 1934 (i.e., "public companies") or other investment companies registered under the Act.*

Additional Information about the Trustees is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the U.S.): 800-292-4726.

Officers of the Trust*

Name, Age And Address	Position(s) Held With Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Gary D. Black 32 Old Slip New York, NY 10005 Age: 41	**President**	**Since 2001**	**Managing Director, Goldman Sachs (since June 2001); Executive Vice President, AllianceBernstein (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (January 1999-October 2000) and Senior Research Analyst, Sanford Bernstein (February 1992-December 1998).** **President—Goldman Sachs Mutual Fund Complex (since 2001) (registered investment companies).**
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 37	**Treasurer**	**Since 1997**	**Vice President, Goldman Sachs (since July 1995); and Director/Fund Accounting & Custody, Investors Bank & Trust Company (November 1993-July 1995).** **Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).**
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 41	**Vice President**	**Since 1997**	**Managing Director, Goldman Sachs (since October 1999); Vice President of GSAM (April 1997-December 1999); and Vice President and General Manager, First Data Corporation—Investor Services Group (1994 to 1997).** **Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).**
James A. McNamara 4900 Sears Tower Chicago, IL 60606 Age 39	**Vice President**	**Since 2001**	**Managing Director, Goldman Sachs (since December 1998); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998).** **Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).**
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 36	**Secretary**	**Since 2001**	**Assistant General Counsel, GSAM and General Counsel to the U.S. Funds Group (since December 1997); and Assistant General Counsel and Vice President, Goldman Sachs (since November 1993 and May 1994, respectively).** **Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.**

[1] *Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.*

* Represents a partial list of Officers of the Trust. Additional information about all the Officers is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the U.S.): 800-292-4726.

Goldman Sachs CORE Tax-Managed Equity Fund — Tax Information (unaudited)

     For the year ended December 31, 2001, 100.00% of the dividends paid from net investment company taxable income by the CORE Tax-Managed Equity Fund qualify for the dividends received deduction available to corporations.

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **the Investment Management Division** of Goldman Sachs serves a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and more than $295 billion in assets under management, our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
- Risk Management

Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 40 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.


GLOBAL SECTOR
INTERNATIONAL EQUITY
DOMESTIC EQUITY
FIXED INCOME
MONEY MARKET
Higher Risk/Return
Lower Risk/Return
ASSET ALLOCATION PORTFOLIOS
SPECIALTY

Global Sector Funds

- Consumer Growth Fund
- Financial Services Fund
- Health Sciences Fund
- Infrastructure and Resources Fund
- Technology Fund

International Equity Funds

- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE℠ International Equity Fund

Domestic Equity Funds

- Small Cap Value Fund
- CORE℠ Small Cap Equity Fund
- Mid Cap Value Fund
- Growth Opportunities Fund
- Research Select Fund℠
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE℠ Large Cap Growth Fund
- CORE℠ Large Cap Value Fund
- CORE℠ U.S. Equity Fund
- CORE℠ Tax-Managed Fund

Specialty Funds

- Internet Tollkeeper Fund℠
- Real Estate Securities Fund

Asset Allocation Funds

- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds

- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Adjustable Rate Government Fund
- Enhanced Income Fund

Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and the CORE℠ Funds are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN SACHS
Investment Adviser,
Distributor and Transfer Agent

Visit our internet address: www.gs.com/funds

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

The Fund may participate in the Initial Public Offering (IPO) market, and a portion of the Fund's returns consequently may be attributable to its investments in IPOs, which may have a magnified impact due to the Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Fund's investment in IPOs on its total return may not be as significant.

Of course, no assurance can be offered that the Fund's tax-managed strategies will reduce the amount of taxable income and capital gains distributed by the Fund to shareholders. Withdrawals from the Fund are taxable. Since the Fund features tax-managed strategies, it may not be a suitable investment for IRAs or other tax-exempt or tax-deferred accounts. Potential investors are strongly encouraged to consult with their tax advisors to determine whether a tax-managed product is suitable for their investment portfolio.

CORE℠ is a service mark of Goldman, Sachs & Co.

Goldman, Sachs & Co. is the distributor of the Fund.

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